Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 7,986,000,000 shares

Subscribed and Paid In Capital: R$ 85,148,000,000.00 – 6,083,915,949 shares

Convening Notice

ANNUAL AND EXTRAORDINARY GENERAL MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Annual and Extraordinary General Meeting, which will be held on April 27, 2016 at 3:00 p.m., at the auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the city and state of São Paulo, for the purpose of:

I- In the Annual General Meeting

1. to take cognizance of the Management and Independent Auditors’ Reports, the Opinion of the Fiscal Council and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the year ended December 31, 2015;

2. to decide the allocation of the net income for the fiscal year;

3. to establish the number of members making up the Board of Directors and to elect the members of the Board of Directors and the Fiscal Council for the next annual term of office. In the light of the determinations in Brazilian Securities and Exchange Commission (“CVM”) Instructions 165/91 and 282/98, it is hereby placed on record that to request the adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting capital; and

4. to decide on the amount to be allocated for the compensation of the members of the Board of Officers and the Board of Directors as well as the compensation of the members of the Fiscal Council.

II- In the Extraordinary General Meeting

1. to cancel 100,000,000 preferred book entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock;

2. to amend the Corporate Bylaws, with the purpose of: (a) in Article 3, to record the number of shares in which the subscribed and paid in capital stock is divided in the light of the cancelation of shares described in the preceding item “1”; (b) in Article 6, 6.7, XII, to update the reference to a normative of the CVM; and (c) in Article 7, to include new sub-items permitting the reappointment of up to 1/3 (one third) of the members of the Audit Committee irrespective of the minimum interval of 3 (three) years from the end of the previous term of office, pursuant to CMN Resolution 4.329/14; and

3. to consolidate the Corporate Bylaws, with the amendments mentioned in the preceding item “2”.

The full description of the matters proposed as well as their justification, may be found in the Stockholders’ Meeting Manual.

The documents to be examined in the Meeting are at the disposal of the Stockholders in the Company’s investor relations website (www.itau.com.br/relacoes-com-investidores) as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and the BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

CONVENING NOTICE OF THE ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 27, 2016.	fls.2

In order to exercise their rights, Stockholders must attend the General Meeting bearing their identity document.

Stockholders may be represented at the General Meeting by proxy holder pursuant to Article 126 of Law 6.404/76 (we clarify that the Legal Entity Stockholder’s representative does not need to be a Stockholder, a member of the Company’s management or lawyer), conditional on the proxy holder bearing an identity document and the following documents substantiating the validity of their power of attorney (for documents produced overseas the respective consularized and sworn translation is required):

a)              Legal Entities: authenticated copy of the articles of association/corporate bylaws of the represented legal entity, proof of election of management and the corresponding power of attorney with signature notarized by a notary public;

b)             Natural Persons: power of attorney with signature notarized by a notary public.

In order to facilitate the work of the Stockholders Meeting, the Company suggests that the Stockholders represented by proxy holders should submit no later than 12 noon on April 25, 2016, a copy of the documents listed above by mail or by messenger to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to e-mail drinvest@itau-unibanco.com.br.

To encourage stockholders participation at the Stockholders Meeting, the Company has once more implemented an electronic platform through which an electronic proxy may be granted for representation in the Stockholders’ Meeting pursuant to procedures described in the Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), March 24, 2016.

MARCELO KOPEL

Investor Relations Officer